UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 07, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: December 07, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Investor Day 2017



7 December 2017

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange's ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange's ability to retain the necessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector's consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 6, 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 7, 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Orange is back to sustainable growth

Back to growth in revenues and adj. EBITDA

Revenues
yoy cb in %



1.0%
0.6%
-0.1%
-1.4%
-1.6%
-2.7%
-2.5%
-4.5%
2010
2011
2012
2013
2014
2015
2016
9m17

Adjusted EBITDA
yoy cb in %



2.2%
1.3%
0.1%
-2.8%
-3.8%
-4.8%
-7.4%
-7.5%
2010
2011
2012
2013
2014
2015
2016
9m17

#Essentials2020
An unmatched customer experience based on

1. **Best networks**
2. **Enriched and innovative services**
3. **World class customer care**

Orange is a fully integrated network operator


Network
Enriched services
Addressable markets
OCS
orange
bank
B2C
B2B
Wholesale

3 value creation levers

Leader in Europe with 25m FTTH connectable lines

#1 FTTH connectable lines*

In Europe


Spain
France
Poland
11.3m
8.4m
2.2m


2m
3m
8m
13m
20m
25m
2012
2013
2014
2015
2016
Q3'17

* Including other very high broadband technologies, o/w 21m FTTH only

70% of FTTH deployment by Orange in France, including PIN


Maintain existing leadership
Deployed by Orange
Deployed by others
Orange addressable markets
B2C
B2B
Wholesale
Orange
70%
B2C
B2B
Others
2014*
2015*
2016*
Q3'17*
2022**

* Source ARCEP, November 2017; ** Orange estimates

Continued leadership in France

Very dense and Medium dense area targets

Orange FTTH connectable homes


Deployed
by others
20m
100%
of the area
~85%
Deployed and
maintained
by Orange

~~2022~~ 2021*

Low dense (PIN) area targets

Share of deployment done by Orange


Deployed
by others
~10m
~70%
of PIN area
~30%
Deployed and
maintained
by Orange

2022

* Excluding potential delay due to complex cases; estimates as of

Fiber deployments accelerated in Spain and on track in Poland

Spain
Orange FTTH* connectable homes ambition


16m
14m
11.3m
2020
~~2020~~
2018
Q3'17

Poland
Orange FTTH connectable homes ambition


>5m
3.5m
2.2m
2020
2018
Q3'17

* Including other very high broadband technologies

Mobile network leadership

QoS **in our 8 European countries**

#1 in six European countries**

#2 in two European countries**

4G **#1 customer base in 7 of our European countries***


France
Spain
Poland
Romania
Belgium
Slovakia
Moldova
12.7m
9.0m
5.4m
2.9m
1.6m
1.0m
0.3m

+

Deployed in 13 out of our 21 African countries



*GSMA, June 2017 **ARCEP, Systemics

Convergence commercial leadership

#1

Leader in Europe

in terms of convergent B2C customers in million


10m
9m
8m
2015
2016
3Q17

Share of convergent broadband B2C customers


Spain
83%
France
59%
Poland
47%

Network evolution



Influence the telecom ecosystem and standardisation

The right investments at the right time

Major Programmes

- All-IP networks
- Virtualisation & Automation
- Home access above 1 Gbit/s
- 5G

Network leadership

Our journey towards IP networks


70%

Share of B2C IP-based fixed voice lines


84%

Share of IP-based fixed broadband lines


7.2m

IP-TV customers in Europe*


90%

Share of copper in the aggregation network removed and replaced by Fibre in France

* 9 million TV customers including satellite

Virtualisation and automation



75

"Easy GO Network"
B2B solution
available in 75
countries



Spain

Leading country
in all-market Group-
wide virtualisation


AI
data
BIG

20%

Savings in
network
operations OPEX

Investments in FTTH are future proof



10 **Gbp/s**

and more !

Orange investments in 4G are 5G-ready

Enhanced mobile broadband
10 times better than 4G
Deployment starting 2020
CAPEX/Sales expected stable


x10
5G
drivers

Fixed on 5G
Wireless access to terminate fibre in suburban and semi-rural areas.
Cost-efficient alternative to FTTH

Network slicing
New "vertical" services
CAPEX based on maturity and adjusted to proven revenue potential

Enriched and innovative services

Content aggregation & distribution strategy


orange
CANAL+
NETFLIX
HBO
beIN SPORTS
nc+
OCS
DEEZER
COPA DEL REY
CAMPEONATO DE ESPAÑA COPA DE S.M. EL REY
GAMELOFT

Financial services

Welcome to
Orange Bank


orange™
bank

Welcome to **Orange Bank**


orange
bank

Leveraging Orange Brand
the most valuable Brand in France

Fishing pool
+24m mobile customers
+6m Customers of Groupama-Gan

Optimised Customer segmentation
Thanks to solid experience on telecom

Cross Selling
>60m customer visits in our shops
>7 million sales acts

Orange Bank will generate additional value for the Group

1. Unlock value from our existing assets

2. Active Balance sheet management

3. Commissions, Fees and Services

4. Lean costs



1
2
3
4
Telco level
Bank level
Group level

orange bank

Enriched and innovative services for B2C


internet | wifi | tél | stockage
WPS

Enriched and innovative services for B2B

OBS have evolved to better answer the increasing demand for integrated services of IT and connectivity

€2.1bn **IT & Integration Services revenues in FY16**

+

LOGIN SÉCURITÉ

LEXSI ANTICIPATE & RETALIATE

Business & Decision



Enriched and innovative services for B2B

Support the digital transformation of B2B customers throughout the data journey

- Collect
- Transport
- Store & compute
- Analyse
- Secure



Accelerate transformation through M&A

Accelerate transformation through M&A

In-market consolidation

- Mobile + Mobile
- Mobile + Fixed
- Infrastructure

Digitization and operational efficiency

- Artificial intelligence
- Bot

B2C enriched services

- Financial services
- Home services

B2B transformation

- Cloud IT services
- Cyber security
- Big Data SDN/NFV

World class customer care

orange™

World class customer care

Leadership in NPS in 16 countries representing 64% of our global customers base

357
Smart stores

46%
of digital interactions

15m
Visitors on “Orange et moi” app

orange™

Continue the internal transformation

Develop internal skills and attract new talents



Federate people to the company project

10%

Employee voting right ambition



Investor Day 2017



Key topics

1 | Fiber

2 | Wholesale

3 | Opex

4 | Capex

Value creation

Key topics

1 | Fiber

2 | Wholesale

3 | Opex

4 | Capex

Value creation

FTTH rollout and commercial success in France

8.4m

FTTH connectable lines
(in millions)



1.7
2.6
3.6
5.1
6.9
8.4
2012
2013
2014
2015
2016
Q3 17

1.8m

FTTH customers
(in millions)



0.2
0.3
0.6
1.0
1.5
1.8
2012
2013
2014
2015
2016
Q3 17

Orange FTTH network monetisation rate



8.4m
Deployed by others
100%
6.9m deployed by Orange
Wholesale monetisation rate*
35%
59%
Overall monetisation rate
Retail monetisation rate**
24%
Q3'17

* Share of co-financing by other operators
** Share of Orange customers in our own network

FTTH profitability drivers on track in France

ARPU uplift
FTTH vs ADSL


Today
+€5
+€6.2
+€7
+€8
2015
Q3'17
2018
Long term

Market share growth

+0.4pt in France*

>+2 pts in Paris*

* as of end of Sept. 2017 vs end of Dec. 2014

Convergence

59%	% of broadband B2C customer base
-3.8 pts	Churn differential
1.53	# of mobile lines per convergent offer

FTTH profitability drivers on track in France

ARPU uplift
FTTH vs ADSL


Today
+€5
+€6.2
+€7
+€8
2015
Q3’17
2018
Long term

Market share growth

+0.4pt in France*

>+2 pts in Paris*

* as of end of Sept. 2017 vs end of Dec. 2014

Convergence

59% % of broadband B2C customer base

-3.8 pts Churn differential

1.53 # of mobile lines per convergent offer

PIN areas ▶

ARPU uplift at least **€8** on the long term

Stable market share on the long term

Market growth

Positive net effect in adjusted EBITDA in PIN areas

Retail (+)

- (+) Stable market share on the long term
- (+) BB Market growth est. (+20% over 2017-2025)
- (+) ARPU uplift est. (>€8 on the long term)

Cost savings (+)

- (+) Maintenance network divided by 4

Wholesale (−)

- (+) FTTH wholesale recurring fees revenues on deployed lines
- (+) Ducts revenues
- (−) Progressive loss of copper wholesale ULL revenues
- (−) FTTH Wholesale recurring fees to be paid on co-financed or rented lines

Expected incremental IRR of FTTH



France

~2x

Orange France's
WACC



Spain

~3x

Orange Spain's
WACC



Poland

~2x

Orange Poland's
WACC

Key topics

1 | Fiber

2 | Wholesale

3 | Opex

4 | Capex

Value creation

2020 is the new peak year in fixed wholesale revenue in France


New peak
in 2020
FTTH co-financing
wholesale revenue
ULL wholesale
revenue
2015
2018
2020
tomorrow

Key topics

1 | Fiber

2 | Wholesale

▶ 3 | Opex

4 | Capex

Value creation

Group operational efficiency plan supports increase in adjusted EBITDA margin

Explore 2020

Gross saving over 2015 - H1 2017

€2.1bn

(€1.7bn OPEX)

Non exhaustive list of KPIs

Cost efficiency program

program total gross saving over 2015-H1'17

Program / KPI	Result	Program total gross saving over 2015-H1'17
Customer management efficiency program		**€375m** (Opex)
% digital interactions [out of total care] in Europe	**46% in 2017**	
% digital commercial transactions in June in France	**27.5% (+5p yoy)**	
# of customer service calls (CAGR 2015-2017)	**-10% per year**	
Distribution and sales efficiency program		**€414m** (Opex)
Ratio of sales commission to revenues in MEA	**-11% yoy in 2016**	
Points of sales evolution in Europe (2015 – 2017 H1)	**-17%**	
Customer-related network production & maintenance efficiency program		**€909m** (€520m Opex)
% shared mobile sites (Group)	**51%**	
number of reported failures on fixed lines, (retail market excl FTTH) in H1 in France	**-3.6% yoy**	
IT management efficiency program		**€183m** (€156m Opex)
change in IT operations management costs	**-6% yoy in H1 2017**	
Marketing and Advertising, G&A, Real Estate and Others savings		**€234m** (Opex)

Efficiency programmes

Chrysalid

€3bn
Gross saving
over 2011-2014

€2.6bn OPEX
over 4 years

Explore2020

>€3bn
Gross saving
over 2015-2018

€2.6bn OPEX
over 4 years

BuyIn

~€0.5bn
Gross saving
over 2015-2016

New OPEX ambition

new ambition

Gross saving
over 2019-2020

€1bn OPEX
over 2 years

Orange close to the top quartile comparable operators in the last ATKearney benchmark

Key topics

1 | Fiber

2 | Wholesale

3 | Opex

▶ 4 | Capex

Value creation

Decreasing CAPEX starting from 2019


7.0
7.2
7.4
2016
2017
2018e
2019e
2020e

Track record on CAPEX efficiency

CAPEX to sales ratio


26%
24%
22%
20%
18%
16%
14%
12%
10%
2009
2010
2011
2012
2013
2014
2015
2016
Telecom Italia
Vodafone
Telefonica
Orange
DT
Orange excl. FTTH
BT

We have launched a group-wide effort on CAPEX

Efficiency levers	Areas of improvement	Unitary cost
Sourcing	Fixed	-15%
Volumes	Mobile	
Ways of working	IT & Service Platform	
Specifications changes	CPE	
	Real Estate	

Sustain growth and value creation


EBITDA
Value creation
ROCE
OpCF*

Adjusted EBITDA

Growth acceleration in 2018 vs 2017

Operating Cash Flow*

Growth acceleration in 2018 vs 2017

Operating ROCE (telecom)**

Growth in 2017 and in 2018

*Adjusted EBITDA – CAPEX
** Excluding acquisition and disposal

Investor Day 2017



orange™

Short and mid term guidance

	2017	2018	2019-2020
Adjusted EBITDA	~+2%	Higher growth rate vs 2017	Growth
CAPEX	€7.2bn	€7.4bn (peak)	Decrease
Operating Cash Flow *	Slightly positive	Higher growth rate vs 2017	Growth
Net debt / Adjusted EBITDA (telecom)	Around 2x in the medium term		
Dividend	New floor of 65 €cent		

IAS 18 Standards

*Adjusted EBITDA – CAPEX

Investor Day 2017



orange™